Via Edgar

April 2, 2015

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    KEMET Corporation
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 30, 2014
File No. 001-15491

Dear Mr. Vaughn:

KEMET Corporation (“KEMET”) has received your letter dated March 20, 2015
(the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”). We have addressed below the Staff’s comments set forth in the Comment Letter. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Form 8-K dated March 16, 2015

Exhibit 99.1

1.
We note throughout the investor presentation that you present a number of non-GAAP income statements. For example, on page 39 you present your results for the nine months ended December 31, 2014 in a non-GAAP income statement. On page 38, you present what appears to be a non-GAAP combined income statement for NEC Tokin and KEMET. On page 25, you present a non-GAAP combined annualized income statement. Finally, on page 23 you present a pro-forma income statement for the quarter that combines NEC Tokin and KEMET. Please tell us how you have complied with Regulation G, in particular the disclosures and reconciliations required by Items 100 (a) (1) and (2), in presenting the numerous non-GAAP measures. Further, please refer to Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Financial Measures, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, and explain to us why your presentation does not place undue prominence on the non-GAAP financial measures. Alternatively, confirm that you will not present these non-GAAP income statements in future filings.

Response:

KEMET notes the Staff’s comments. In future filings, if KEMET utilizes information that is not in accordance with Generally Accepted Accounting Principles (“GAAP”) similar to the slides referenced by the Staff, it will make the changes described below:

•
Slide 23    In the future, the slide title will be labeled ‘Combined Income Statement’, the ‘Consolidated’ column will be labeled ‘Combined’ and will include an explanation of how the combined NEC TOKIN and KEMET column were calculated (which will simply be the sum of the respective KEMET and NEC TOKIN columns).

•
Slide 23    In the future we will utilize comparable GAAP measures for NEC TOKIN’s results and will provide a reconciliation of net income to ‘Adjusted EBITDA’ for NEC TOKIN. In addition, in order to avoid placing undue prominence on the non-GAAP measures, we will place the GAAP version of slide 23 on a slide preceding the non-GAAP version of slide 23 (currently KEMET’s comparable GAAP income statement appears on slide 27).

•
Slide 25    In the future we will include an explanation of how the ‘FY15 Annualized’ column was calculated (which will be the sum of the respective ‘FY15 Annualized KEMET’ and ‘FY15 Annualized NEC TOKIN’ columns from slide 39) and an explanation of how the annualized amounts were derived. In addition, we will note that these are forward looking estimates and that we cannot provide assurance the amounts presented will be our actual results for fiscal years 2015 or 2019.

•
Slide 25    In the future we will provide a GAAP-to-non-GAAP reconciliation of the projection to comply with Regulation G or if the GAAP financial measure is not accessible on a forward-looking basis, we will disclose that fact and provide reconciling information that is available with disclosure of the information that is unavailable and an estimate of the significance.

•	Slide 38 In the future we will not label the slide as ‘US GAAP.’

•
Slide 38    In the future we will provide an explanation of how the ‘Nine Months Ended Dec 31, 2014 Combined’ and ‘FY15 Annualized Combined’ columns were calculated (which will be the sum of the respective KEMET and NEC TOKIN columns) and an explanation of how the annualized amounts were derived. In addition we will note that these are forward looking estimates and that we cannot provide assurance the amounts presented will be our actual results for fiscal year 2015.

•
Slide 38    In the future we will provide a GAAP-to-non-GAAP reconciliation of the annualized information to comply with Regulation G or, if the GAAP financial measure is not accessible on a forward-looking basis, we will disclose that fact and provide reconciling information that is available with disclosure of the information that is unavailable and an estimate of the significance.

•	Slide 38 In the future we will not include ‘Adjusted EBITDA’ on this slide.

•
Slide 39    In the future we will provide an explanation of how the ‘Nine Months Ended Dec 31, 2014 Combined’ and ‘FY15 Annualized Combined’ columns were calculated (which will be the sum of the respective KEMET and NEC TOKIN columns) and an explanation of how the annualized amounts were derived. In addition we will note that these are forward looking estimates and that we cannot provide assurance the amounts presented will be our actual results for fiscal year 2015.

•
Slide 39    In the future, we will also provide a GAAP-to-non-GAAP reconciliation of the annualized information to comply with Regulation G or if the GAAP financial measure is not accessible on a forward-looking basis, we will disclose that fact and provide reconciling information that is available with disclosure of the information that is unavailable and an estimate of the significance.

•
Slide 39     In the future, with respect to NEC TOKIN’s Adjusted EBITDA, although the comparable measures for U.S. GAAP, ‘Income from continuing operations’, were included therein, we will provide a reconciliation of the U.S. GAAP measure to the non-GAAP measure.

Other than as noted above, we feel that we complied with Items 100 (a) (1) and (2) under Regulation G in all other respects.

In addition, regarding Question 102.10 of the Compliance and Disclosure Interpretation Regarding Non-GAAP Financial measures, we believe the presentation of the non-GAAP income statement does not place undue prominence on the non-GAAP information. While question 102.10 states that generally, a full non-GAAP income statement is not allowed, we feel various users of our financial statements find the current presentation of our GAAP and non-GAAP results to be informative, useful and transparent because (a) it more accurately reflects the economics of the Company, (b) it is how management and analysts view the Company's performance, and (c) analysts' models are based on a non-GAAP income statement. In addition, since every line item on the GAAP income statement is affected by the GAAP-to-non-GAAP reconciliation, we believe presenting all of the non-GAAP measures together is more transparent and easier for users to understand. We also provide this non-GAAP income statement to the Board of Directors and executive management of the Company for use in their evaluation of the Company’s performance.

In summary, we respectfully request the Staff accept our proposal to continue the use of the non-GAAP income statement with the modifications noted above.

2.
We note your presentation on page 38. You state that this represents US GAAP information. However, we note that it includes a column that represents the combined results of NEC Tokin and KEMET. We note that it also includes columns referred to as “Annualized” results for KEMET and for NEC Tokin and KEMET combined. Please explain to us how this information is being presented in accordance with US GAAP.

Response:
In the future we will not state that slide 38 represents U.S. GAAP. In addition, we note that in the future we will add a footnote explaining how the annualized fiscal year 2015 data was calculated (in this case by dividing the nine-month ended December 31, 2014 data by three quarters and then multiplying by four quarters since our business is not affected by seasonality) and we will state that these are estimates and we can give no assurance the annualized amounts presented will be our actual fiscal year 2015 results. We will also provide a GAAP-to-non-GAAP reconciliation of the information to comply with Regulation G or if the GAAP financial measure is not accessible on a forward-looking basis, we will disclose that fact and provide reconciling information that is available with disclosure of the information that is unavailable and an estimate of the significance. In addition, we will add a footnote explaining the “combined” columns are simply the sum of the respective KEMET and NEC TOKIN columns. With the exception of the row ‘Adjusted EBITDA’, the ‘Nine-months ended Dec 31, 2014 NEC TOKIN’ and ‘Nine-months ended Dec 31, 2014 KEMET’ columns, are in accordance with GAAP. In the future we will exclude ‘Adjusted EBITDA’ from this slide or any columns indicated as GAAP.

3.
We note that you have presented forward looking non-GAAP financial measures in this filing. For example, on page 25, you present two full forward looking non-GAAP income statements that appear to project your FY19 results on a non-GAAP basis that includes the consolidation of NEC Tokin into your operations and a restructuring of those operations. You also present forward looking adjusted EBITDA information that also assumes consolidation of NEC Tokin into your operations. In addition, on pages 38-46, you present a number of “annualized” non-GAAP financial measures. With regards to forward-looking non-GAAP financial information, Regulation G requires a schedule detailing the differences between the forward looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose this fact and provide reconciling information that is available together with disclosure of the information that is unavailable and its probable significance.

Response:
In the future, with regard to the forward-looking non-GAAP results, the ‘FY19 Projected’ column on slide 25, we will provide a GAAP-to-non-GAAP reconciliation of the forward looking measure in order to comply with Regulation G or if the GAAP financial measure is not accessible on a forward-looking basis, we will disclose that fact and provide reconciling information that is available with disclosure of the information that is unavailable and an estimate of the significance.
With regard to the annualized non-GAAP financial measures presented on slide 39, the comparable GAAP measure is presented on slide 38 and a reconciliation of GAAP-to-non-GAAP for these financial measures are presented on slides 41-46. Accordingly, upon making the revisions noted in our response to comments 1 and 2, we believe, we would be in compliance with Regulation G.

4.
We note page 7 of the investor presentation refers to three business groups – F&E, CE and TA. We note from your most recent Form 10-Q that you continue to report your business based on two segments – Solid Capacitors and Film and Electrolytic. Please reconcile for us the business groups that you present here with the segments presented in your Form 10-K as of March 31, 2014 and your Form 10-Q as of December 31, 2014.

Response:
On slide 7 we incorrectly label the graph as business group instead of product lines. Tantalum and Ceramic are product lines within the Solid Capacitors segment. Accounting standard codification 280-10-50-1 defines an operating segment as: “An operating segment is a component of a public entity that has all of the following characteristics:
a.  It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.  Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.  Its discrete financial information is available.”
While KEMET’s chief operating decision maker (“CODM”) periodically reviews revenues by product line, revenue by product line is not enough information for the CODM to make resource allocation decisions; therefore, we do not consider Tantalum and Ceramic to be business segments. The segments as disclosed in the 10-K are consistent with our organizational structure.  Furthermore, both business segments, Solid Capacitors and Film & Electrolytic are managed by separate executive vice presidents that make resource allocation decisions for their respective business segments. The Tantalum and Ceramics product lines, both in the Solid Capacitors segment, have a single decision maker, the executive vice president noted above, that reviews those product lines as one unit.

In the future we will label this graph as product lines.

In connection with KEMET’s responses to the Comment Letter, KEMET acknowledges that:

•	KEMET is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	KEMET may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

KEMET believes that the foregoing is responsive to the comments and questions raised by the Staff in the Comment Letter. If you have any further questions or require additional information please contact the undersigned at 864-963-6484 or williamlowe@kemet.com.

Sincerely,

/s/ William M. Lowe, Jr.
William M. Lowe, Jr.
Executive Vice President and
Chief Financial Officer